Exhibit 99.79

APHRIA FINALIZES THREE-YEAR SUPPLY AGREEMENT WITH THE SAQ TO PROVIDE UP TO 12,000 KG OF CANNABIS ANNUALLY TO QUEBEC MARKET

Leamington, Ontario — April 11, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or US OTC: APHQF) today announced that it has finalized the previously announced supply agreement with the Société des alcools du Québec (“SAQ”). The three-year agreement for up to 12,000 kg annually guarantees a supply of high-quality, safe and clean cannabis products for sale in the Quebec adult-use market, through the Société québécoise du cannabis’ (SQDC) retail outlets and e-commerce platform.

“We are very pleased to finalize this agreement with the SAQ and look forward to supplying the Quebec adult-use market with a variety of high-quality, safe and pure cannabis products,” said Vic Neufeld, Chief Executive Officer of Aphria. “Our product and brand portfolio has been specifically developed to meet the needs of very distinct market segments, and we look forward to offer adult-use consumers in Quebec a unique choice.”

With fully-funded production capacity of approximately 230,000 kg online by early 2019, Aphria is extremely well positioned to supply the anticipated adult-use demand across Canada, including in the country’s second-largest market. Under the terms of the agreement, Aphria will supply the future SQDC with a variety of branded cannabis products from the Company’s adult-use brand portfolio, which will include cannabis oils and other derivative products and several strains of high-quality grown dried cannabis flower.

The agreement is conditional on the adoption, by the federal and provincial governments, of the necessary regulatory framework.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit www.aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes under the agreement, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.